KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

RECEIVED
2007 MAY -8 A 10:3?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our Ref : KLK/SE

4 May 2007

07023302

SUPPL

Securities and Ex
Office of Internatic
450 Fifth Street, N
Washington, DC 2
United States of A

Dear Sirs

SUPP

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
10 April 2007	Listed Companies' Crop – March 2007
10 April 2007	[1] Change Of Name Of Subsidiary [2] Acquisition Of New Subsidiary [3] Provision Of Financial Assistance
25 April 2007	Proposed issue of, offer for subscription or purchase of, or invitation to subscribe for or purchase of Islamic commercial papers ("ICP") and /or Islamic medium term notes ("IMTN") (collectively, the "Sukuk Ijarah ICP/IMTN" or "Notes") pursuant to an Islamic issuance programme ("Sukuk Ijarah ICP/IMTN Programme") with an aggregate nominal value of up to RM500.0 million to be established under the Syariah principle of Ijarah
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
18 April 2007	Dato' Lee Hau Hian
18 April 2007	Dato' Seri Lee Oi Hian
25 April 2007	Dato' Seri Lee Oi Hian
25 April 2007	Dato' Lee Hau Hian
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
4 April 2007	Employees Provident Fund Board
5 April 2007	Employees Provident Fund Board
9 April 2007	Employees Provident Fund Board
11 April 2007	Employees Provident Fund Board
16 April 2007	Employees Provident Fund Board
18 April 2007	Employees Provident Fund Board
18 April 2007	Di-Yi Sdn Bhd
18 April 2007	High Quest Holdings Sdn Bhd
18 April 2007	Dato' Seri Lee Oi Hian
18 April 2007	Wan Hin Investments Sdn Bhd & Group
18 April 2007	Dato' Lee Hau Hian
20 April 2007	Employees Provident Fund Board

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

dw 5/10

23 April 2007	Employees Provident Fund Board
25 April 2007	Di-Yi Sdn Bhd
25 April 2007	High Quest Holdings Sdn Bhd
25 April 2007	Wan Hin Investments Sdn Bhd & Group
25 April 2007	Dato' Seri Lee Oi Hian
25 April 2007	Dato' Lee Hau Hian
25 April 2007	Employees Provident Fund Board
27 April 2007	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2007\April 2007

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **10/04/2007 11:00:39 AM**
Reference No **KL-070410-022E2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
March 2007

* **Contents :-**

We submit below the crop figures for the month of **March 2007** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2006		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	190,148	226,049	175,040
Crude Palm Oil (mt)	40,741	47,999	36,210
Palm Kernel (mt)	9,226	10,653	8,525
Rubber (kg)	1,806,546	1,970,693	2,097,519

	2007								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	195,918	170,968	**171,573**						
Crude Palm Oil (mt)	39,106	36,177	**35,607**						
Palm Kernel (mt)	9,513	8,870	**9,034**						
Rubber (kg)	2,011,310	2,333,177	**1,492,328**						

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **10/04/2007 05:04:47 PM**
Reference No **KL-070410-2C556**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

[1] CHANGE OF NAME OF SUBSIDIARY
[2] ACQUISITION OF NEW SUBSIDIARY
[3] PROVISION OF FINANCIAL ASSISTANCE

* **Contents :-**

[1] CHANGE OF NAME OF SUBSIDIARY

We wish to inform that F. Holm Chemie Handels GmbH, a wholly-owned subsidiary of KLK, has changed its name to **"KLK Oleo Europe GmbH"**.

[2] ACQUISITION OF NEW SUBSIDIARY

We wish to advise that KLK has acquired a shelf company namely, **"Capital Glogalaxy Sdn Bhd"**.

This new subsidiary has an issued and paid-up share capital of RM2 and is currently non-operational.

The intended principal activity of Capital Glogalaxy Sdn Bhd is to carry on the business of an oleochemical company.

[3] PROVISION OF FINANCIAL ASSISTANCE

Pursuant to paragraph 8.23(2)(e) of the Bursa Malaysia Securities Berhad Listing Requirements, Kuala Lumpur Kepong Berhad ("KLK") wishes to announce that the aggregate amount of financial assistance provided as at 31 March 2007 pursuant to the ordinary course of business of Ortona Enterprise Sdn Bhd ("Ortona"), a wholly-owned subsidiary of KLK, is set out below:

Type of Financial Assistance	Amount as at 31 March 2007 (RM)
Loans extended to a third party company in the ordinary course of Ortona's business as a licensed money lender	2,000,000

The loan extended as set out above has no significant impact on the earnings per share and cashflow of KLK Group for the financial year ending 30 September 2007 as the quantum of the loan granted is insignificant in relation to the Group's net assets.

Form Version 2.0

General Announcement

Submitted by MB_ASEAMBANKERS2 on 25-04-2007 06:25:38 PM
Reference No CU-070425-64322

Submitting Merchant Bank (if applicable)	:	**Aseambankers Malaysia Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**Michael Oh-Lau**
* Designation	:	**Head, Debt Capital Markets**

25/4/07

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

Proposed issue of, offer for subscription or purchase of, or invitation to subscribe for or purchase of Islamic commercial papers ("ICP") and/or Islamic medium term notes ("IMTN") (collectively, the "Sukuk Ijarah ICP/IMTN" or "Notes") pursuant to an Islamic issuance programme ("Sukuk Ijarah ICP/IMTN Programme") with an aggregate nominal value of up to RM500.0 million to be established under the Syariah principle of Ijarah.

* **Contents :-**

Kuala Lumpur Kepong Berhad RM250 million 5-year Islamic Medium Term Notes was oversubscribed by 14 times

Pursuant to the announcement made to Bursa Malaysia on 28 March 2007, the book building exercise for Kuala Lumpur Kepong Berhad's ("KLK") first issue under its RM500 million nominal value Islamic Commercial Papers / Islamic Medium Term Notes Programme ("Sukuk Ijarah ICP/IMTN Programme") concluded today with an overwhelming response from the market. The book-build for the proposed RM250 million 5-year Islamic Medium Term Notes was oversubscribed by 14 times. Given the strong demand, KLK has increased the initial issue size to RM300 million, priced at a profit rate of 4% per annum. The strong orders received came from across a broad spectrum of Malaysian fixed income investors as well as some offshore fixed income investors. The joint bookrunners are Aseambankers Malaysia Berhad and CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad). The Sukuk Ijarah ICP/IMTN Programme has been accorded a P1 rating for its Islamic Commercial Papers and AA2 rating for its Islamic Medium Term Notes by the Rating Agency Malaysia. The 5-year Islamic Medium Term Notes will be issued on 10 May 2007.

Jointly released by Aseambankers Malaysia Berhad & CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) on behalf of Kuala Lumpur Kepong Berhad.

Dated 25 April 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2007 05:14:27 PM**
Reference No **KL-070418-19AD4**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

RECEIVED 2007 MAY -8 A 10:05

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/04/2007**	* **300,000**	**12.800**
Disposed	**16/04/2007**	**100,000**	**13.300**
Disposed	**17/04/2007**	**100,000**	**13.400**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **83,250**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **500,026,527**
Indirect/deemed interest (%) : **46.95**
* Date of notice : **18/04/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2007 05:14:36 PM**
Reference No **KL-070418-19ADA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Seri Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/04/2007**	* **300,000**	**12.800**
Disposed	**16/04/2007**	**100,000**	**13.300**
Disposed	**17/04/2007**	**100,000**	**13.400**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**72,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**500,026,527**
Indirect/deemed interest (%)	:	**46.95**
* Date of notice	:	**18/04/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/04/2007 03:24:20 PM**
Reference No **KL-070425-7C4B9**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Seri Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **19/04/2007**	* **100,000**	**13.400**
Disposed	**20/04/2007**	**200,000**	**13.469**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **72,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **499,726,527**
Indirect/deemed interest (%) : **46.92**
* Date of notice : **24/04/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/04/2007 03:24:33 PM**
Reference No **KL-070425-7C4BA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **19/04/2007**	* **100,000**	**13.400**
Disposed	**20/04/2007**	**200,000**	**13.469**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**83,250**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**499,726,527**
Indirect/deemed interest (%)	:	**46.92**
* Date of notice	:	**24/04/2007**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/04/2007 01:59:34 PM**
Reference No **KL-070404-09025**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/03/2007**	* **61,500**	
Acquired	**28/03/2007**	**38,500**	

* Circumstances by reason of which change has occurred : **Purchase of shares managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **83,168,700**
Direct (%) : **7.81**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **83,168,700**
* Date of notice : **28/03/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **05/04/2007 03:46:40 PM**
Reference No **KL-070405-A6D2E**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **29/03/2007**	* **209,900**	
Acquired	**30/03/2007**	**15,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **83,393,600**
Direct (%) : **7.83**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **83,393,600**

* Date of notice : **30/03/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/04/2007 12:25:50 PM**
Reference No **KL-070409-7F326**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **02/04/2007**	* **137,300**	
Disposed	**02/04/2007**	**74,000**	
Acquired	**03/04/2007**	**331,200**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **83,788,100**
	Direct (%)	: **7.87**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **83,788,100**
*	Date of notice	: **03/04/2007**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **11/04/2007 03:44:20 PM**
Reference No **KL-070411-9FCAB**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **04/04/2007**	* **331,200**	
Disposed	**04/04/2007**	**109,500**	
Acquired	**05/04/2007**	**100,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity, Sales of equity managed by Portfolio Manager and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**83,447,400**
Direct (%)	:	**7.84**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**83,447,400**
* Date of notice	:	**05/04/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **16/04/2007 03:01:02 PM**
Reference No **KL-070416-62F4C**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/04/2007**	* **180,000**	
Disposed	**09/04/2007**	**170,350**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **83,457,050**
Direct (%) : **7.84**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **83,457,050**
* Date of notice : **09/04/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2007 12:18:46 PM**
Reference No **KL-070418-75C8B**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **10/04/2007**	* **100,000**	
Disposed	**11/04/2007**	**38,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity managed by Portfolio Manager and Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **83,319,050**
	Direct (%)	: **7.82**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **83,319,050**
*	Date of notice	: **11/04/2007**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2007 05:14:30 PM**
Reference No **KL-070418-19AD5**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Di-Yi Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/04/2007**	* **300,000**	
Disposed	**16/04/2007**	**100,000**	
Disposed	**17/04/2007**	**100,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest (Shares disposed in open market)**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **500,026,527**
Indirect/deemed interest (%) : **46.95**

* **Total no of securities after change** : **500,026,527**

* Date of notice : **18/04/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2007 05:14:32 PM**
Reference No **KL-070418-19AD6**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/04/2007**	* **300,000**	
Disposed	**16/04/2007**	**100,000**	
Disposed	**17/04/2007**	**100,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**500,026,527**
Indirect/deemed interest (%)	:	**46.95**
* **Total no of securities after change**	:	**500,026,527**
* Date of notice	:	**18/04/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2007 05:14:34 PM**
Reference No **KL-070418-19AD8**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Seri Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/04/2007**	* **300,000**	
Disposed	**16/04/2007**	**100,000**	
Disposed	**17/04/2007**	**100,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest (Shares disposed in open market)**
* Nature of interest : **Indirect**

Direct (units) : **72,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **500,026,527**
Indirect/deemed interest (%) : **46.95**

* **Total no of securities after change** : **500,098,527**

* Date of notice : **18/04/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2007 05:14:34 PM**
Reference No **KL-070418-19AD7**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/04/2007**	* **300,000**	
Disposed	**16/04/2007**	**100,000**	
Disposed	**17/04/2007**	**100,000**	

* Circumstances by reason of which change has occurred	:	**Direct Interest (Shares disposed in open market)**
* Nature of interest	:	**Direct**
Direct (units)	:	**4,125,000**
Direct (%)	:	**0.39**
Indirect/deemed interest (units)	:	**495,901,527**
Indirect/deemed interest (%)	:	**46.57**
* **Total no of securities after change**	:	**500,026,527**
* Date of notice	:	**18/04/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/04/2007 05:14:35 PM**
Reference No **KL-070418-19AD9**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/04/2007**	* **300,000**	
Disposed	**16/04/2007**	**100,000**	
Disposed	**17/04/2007**	**100,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	**83,250**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**500,026,527**
Indirect/deemed interest (%)	:	**46.95**
* **Total no of securities after change**	:	**500,109,777**
* Date of notice	:	**18/04/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/04/2007 12:27:58 PM**
Reference No **KL-070420-8264D**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/04/2007**	* **566,300**	
Disposed	**13/04/2007**	**14,100**	

* Circumstances by reason of which change has occurred : **Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **82,738,650**
Direct (%) : **7.77**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **82,738,650**

* Date of notice : **13/04/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/04/2007 11:43:23 AM**
Reference No **KL-070423-3F4A7**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/04/2007**	* **336,000**	
Disposed	**16/04/2007**	**150,000**	
Disposed	**17/04/2007**	**150,000**	

* Circumstances by reason of which change has occurred : **Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **82,102,650**
Direct (%) : **7.71**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **82,102,650**
* Date of notice : **17/04/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/04/2007 03:24:11 PM**
Reference No **KL-070425-7C4B4**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Di-Yi Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Wan Hin Investments Sdn Bhd, No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **19/04/2007**	* **100,000**	
Disposed	**20/04/2007**	**200,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest (Shares disposed in open market)**
* Nature of interest : **Indirect**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **499,726,527**
Indirect/deemed interest (%) : **46.92**
* **Total no of securities after change** : **499,726,527**

* Date of notice : **24/04/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/04/2007 03:24:15 PM**
Reference No **KL-070425-7C4B5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **19/04/2007**	* **100,000**	
Disposed	**20/04/2007**	**200,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**499,726,527**
Indirect/deemed interest (%)	:	**46.92**
* **Total no of securities after change**	:	**499,726,527**
* Date of notice	:	**24/04/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/04/2007 03:24:16 PM**
Reference No **KL-070425-7C4B6**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **19/04/2007**	* **100,000**	
Disposed	**20/04/2007**	**200,000**	

* Circumstances by reason of which change has occurred : **Direct Interest (Shares disposed in open market)**
* Nature of interest : **Direct**

Direct (units) : **3,825,000**
Direct (%) : **0.36**
Indirect/deemed interest (units) : **495,901,527**
Indirect/deemed interest (%) : **46.57**

* **Total no of securities after change** : **499,726,527**
* Date of notice : **24/04/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/04/2007 03:24:19 PM**
Reference No **KL-070425-7C4B7**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Seri Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **19/04/2007**	* **100,000**	
Disposed	**20/04/2007**	**200,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest (Shares disposed in open market)**
* Nature of interest : **Indirect**
Direct (units) : **72,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **499,726,527**
Indirect/deemed interest (%) : **46.92**
* **Total no of securities after change** : **499,798,527**

* Date of notice : **24/04/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/04/2007 03:24:20 PM**
Reference No **KL-070425-7C4B8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **19/04/2007**	* **100,000**	
Disposed	**20/04/2007**	**200,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	**83,250**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**499,726,527**
Indirect/deemed interest (%)	:	**46.92**
* **Total no of securities after change**	:	**499,809,777**
* Date of notice	:	**24/04/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/04/2007 03:24:34 PM**
Reference No **KL-070425-7C4BB**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **18/04/2007**	* **585,900**	
Disposed	**18/04/2007**	**50,000**	
Acquired	**19/04/2007**	**608,300**	

*	Circumstances by reason of which change has occurred	: **Sales of equity managed by Portfolio Manager and Purchase of shares on open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **82,075,050**
	Direct (%)	: **7.71**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **82,075,050**
*	Date of notice	: **19/04/2007**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **27/04/2007 03:28:50 PM**
Reference No **KL-070427-8B4E8**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

RECEIVED
2007 MAY -8 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* 20/04/2007	* 267,400	
Disposed	20/04/2007	408,300	
Disposed	20/04/2007	84,700	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **81,849,450**
	Direct (%)	: **7.69**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **81,849,450**
*	Date of notice	: **23/04/2007**
	Remarks	:

END